

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 17, 2016

Justin Bailey, Chief Executive Officer
Fig Publishing, Inc.
715 Bryant St. Suite 202
San Francisco, CA 94107

  Re: Fig Publishing, Inc.
    Offering Statement on Form 1-A
    Filed December 21, 2015
    File No. 024-10507

Dear Mr. Bailey:

  We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

General

1. You state that your securities are designed to give investors a mechanism for investing separately in each individual game you license. You also state that you wish to give investors the "opportunity to invest in particular games." Yet we note your disclosure on page 5 that your subsidiary will not have an interest in the developer, the game, intellectual property of the game, and downloadable content. Please advise why you believe that it is appropriate to characterize your Game Shares as providing a mechanism for investing in each game when the underlying video game or its associated intellectual property will be owned by neither investors, nor you, nor your subsidiaries. Additionally,

it appears that your disclosure should be revised throughout the document to clarify that, subject to dividend payment provisions, the Game Shares are intended to track an interest in a potential future revenue stream tied to a limited license entered into between a game developer and your subsidiary.

2.   As investors are dependent on Double Fine Productions for a potential return on their investment and proceeds from the sale of the Grasslands Game Shares will fund development of the game, please provide an analysis as to why the game developer is not offering and selling securities to investors in the form of an investment contract.

3.   Your disclosure on page 39 states that prior to entering into a license agreement, you conduct a detailed evaluation of the developer, and that, among other factors, you focus on: experience of the developer and talents of the developer's team; the developer's track record for the delivery of games on time and within budget; and historical sales performance of the developer's games. Since the economic performance of the games is materially dependent upon the development and publishing by Double Fine Productions, whose efforts will be funded from proceeds of this offering, information about Double Fine Productions' prior experience appears to be material to investors. While you provide general information regarding Double Fine Production's history and business on page 58, please revise to include more detailed discussion of its experience and prior performance.   For example, please consider providing the following disclosure regarding its experience for the prior three years on similar projects:

- The number of video games that Double Fine Productions has undertaken and the number of which were ultimately published;
- The number of video game developers currently employed;
- Double Fine Productions' track record of publishing games on time and within budget;
- The economic performance of games published by Double Fine Productions during the prior three years relative to their development cost;
- The type and scale of the projects undertaken; and
- The number of video games currently under development.

4.   An investor's return is materially dependent upon the successful development of the Grasslands video game by Double Fine Productions, Inc. Please tell us what consideration you gave to including audited financial statements for Double Fine Productions. In this regard, those financial statements would provide investors with material information to assess the financial ability of Double Fine Productions to undertake software development of Grasslands.

5.   You indicate that you expect to offer and sell securities pursuant to Rule 506 of Regulation D in support of the development of particular games that may run

concurrently with this offering. Please provide us with your analysis as to why any such offering should not be integrated with this offering. Refer to Rule 251(c) of Regulation A.

6.   The "Testing the Waters" materials indicate that the investment allows investors to share in the sales of the game "on all platforms." Similarly on page 6 you state that the game has been licensed "on any and all current and future operating systems on which video games are played, excluding virtual reality platforms." Yet on page 5, you state that "[t]he rights of the Pub Sub to a particular game will be limited to rights to co-publish the game on particular distribution platforms." Please advise or revise your disclosure in the offering circular.

7.   The "Testing the Waters" materials refer to deduction estimates in the amount of 2.60% of sales. Yet we are unable to locate any corresponding disclosures in your filing. Please tell us supplementally what costs these deductions relate to and why they are not included in your document.

Cover Page

8.   The table presented on your cover page does not appear to comply with Item 1(e) of Part II of Form 1-A. Since your offering includes a minimum offering amount, it appears that you should include the information contained in the second table of Item 1(e). Additionally, please explain how the offering complies with Exchange Act Rule 10b-9, including with respect to prompt refund of amounts due as required by paragraph (a)(2) of the Rule if the minimum threshold is not met within 12 months after commencing the offering.

Summary, page 1

9.   Revise your summary to refocus it on the offering of Grasslands Game Shares rather than on your offerings of Games Shares more generally.

The Shares

In General, page 3

10.   We note your disclosure on page 5 indicating that the "publisher expenses" you expect to incur will include "expenses of this offering of the related Game Shares." We also note the language at the outset of the Publisher Expenses Agreement stating that you expect to incur various expenses in connection with publishing Grasslands, including "expenses of the [o]ffering." Yet elsewhere in the filing, such as on your cover page, you indicate that your parent, Loose Tooth Industries, Inc., will be paying for the offering expenses. To

the extent that the fees payable by you to your parent are intended to compensate for offering expenses, it appears that you should revise your disclosure to clarify that costs of the offering will be indirectly borne by you at a later time.

11. You state that the service fee will be a fixed percentage of the Pub Sub's Adjusted Gross Revenue, and is expected to vary between 5% and 20%. Yet the material contracts you filed indicate that in this situation Fig Holdings' service fee is 0.1%. Please advise or revise.

12. You state that you may redeem some or all of the Grasslands shares following the seven-year anniversary of the game delivery date (if at such time certain earnings thresholds are not met). Revise your disclosure to state, consistent with your statement on page 28, that in the event the game sees a resurgence of interest, that holders of game shares would not benefit from such sales. In addition, disclose how the redemption value will be determined.

The Offering, page 7

13. We note that the Certificate of Designations of the Grasslands Game Shares Series of Preferred Stock does not contain any mandated dividend payment provisions. It appears that you should revise throughout to state clearly that no dividend payments are mandated pursuant to the certificate and that, unlike traditional preferred stock, unpaid dividends will not accrue for future payment. Additionally, although we note your general references to your "Dividend Policy," your disclosure should be revised to discuss the specific policies governing dividend payments to holders of Grasslands Game Shares.

14. Your "Testing the Waters" materials state that Psychonauts 2 is anticipated to be released in the Summer of 2015. It appears that your document should be revised to describe why the video game was not released at that time, and to the extent material, include an explanation for any development delays. Additionally, consider revising your filing to provide information on the development status of the game and any significant milestones accomplished to date.

15.   You state that the securities will be offered by you and persons associated with you, "in reliance on the exemption from registration contained in Rule 3a4-1 of the Securities Exchange Act of 1934." We note that you will also be offering securities pursuant to Rule 506 of Regulation D. Please name the persons who will offer the securities and set forth the basis in which each will meet the safe harbor provisions set out in Rule 3a4-1.

16.   Please explain how you will determine the amount of "[r]evenue received by the Pub Sub from the licensed platforms" and whether that amount is calculated in accordance with GAAP or a formula. Clearly describe how revenue will be earned and recognized.

Risk Factors

"The information that we obtain from a developer …," page 19

17.   Pleas revise to remove language disclaiming liability for the disclosure in this offering statement and future amendments. You are responsible for the information you elect to include in your offering statement and investors are entitled to rely upon such information. Please make corresponding changes throughout the document.

Risks Related to the Game and the Developer, page 30

18.   We note your risk factor disclosure stating that Tim Schaefer, the Chief Executive Officer and founder of the Grasslands Developer is a board member of your parent company. Please tell us why you believe that this risk applies solely to the development of the video game. It also appears necessary to disclose the discrete risks resulting from this relationship in the sections where you discuss risks related to the company and its shares.

The Shares, page 47

19.   You refer throughout to the relationship between the Pub Sub and Double Fine Productions and the corresponding joint venture/revenue sharing agreement. Where you refer to such revenue sharing, revise to state that disbursement of earnings to holders of Grassland Game Shares is not assured. Additionally, please expand your disclosures to discuss with specificity:

- The restrictions, if any, in place to ensure that the game funding payment is used to pay for game development-related expenses;
- The verification measures, if any, in place to confirm the amount of revenues generated through the licensing agreements, such as audits by an independent third party;
- The extent to which Double Fine Productions' creditors could reach the offering proceeds to satisfy any of Double Fine Productions' debts;

- Any recourse you, the Pub Sub or holders of Grasslands Game Shares have against Double Fine Productions in the event that they do not pursue development of the video game; and
- The implications of Double Fine Productions' sale of the game or its associated intellectual property, or a sale of the license by the Pub Sub that you disclose on page 26 may be done at any time without the consent of preferred shareholders.

Grasslands License Agreement, page 56

20.   You state that the Grasslands Developer is indemnified for claims alleging that the Grasslands Developer violated securities law. Please revise such statement to indicate what the Commission's position in this regard is with respect to indemnification for liabilities arising under the Securities Act of 1933. For background, refer generally to Item 510 of Regulation S-K.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Adviser, at (202) 551-3853 or, in his absence, Barbara C. Jacobs, Assistant Director at (202) 551-3487 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: Richard Baumann, Esq.
       Ellenoff Grossman & Schole LLP